Exhibit 99.1

For Immediate Release

Pointer Telocation Reports

Second Quarter 2019 Financial Results

Rosh HaAyin, Israel, August 15, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for second quarter and six months ended June 30, 2019.

Financial Highlights for Second Quarter of 2019 Compared to Second Quarter of 2018

●	Record revenues of $21.4 million, up 9% as reported and up 16% on a constant currency basis
●	Service revenues of $12.5 million, down 5% as reported and up 5% on a constant currency basis
●	Operating income of $1.8 million (8% of revenue), down from $2.8 million for the prior-year period
●	Net income of $1.1 million, down from $1.9 million for the prior-year period
●	Adjusted EBITDA of $3.3 million, down from $3.6 million for the prior-year period
●	Cash net of debt totaled to $2.7 million at June 30, 2019
●	Total subscribers reached 282,000, an increase of 4% year-over-year

Management Comment

David Mahlab, Pointer’s Chief Executive Officer, commented:

“We are very excited to report record revenue of $21.4 million in the second quarter, driven by significant product revenue in North America. We are seeing increasing traction in this key expansion market as we benefit from synergies with our primary partner, ID Systems, and we expect to accelerate our combined efforts there as we fully integrate our business and operations, post-acquisition. We believe we are on track to close this transaction in October 2019 after the parties extended the date after which each party can terminate the merger agreement without cause until the end of October.

Meanwhile in other major markets we saw strong growth in Brazil in the second quarter based on wins we announced earlier this year, and we expect to continue this momentum in Brazil and other Latin America markets.

During the fourth quarter of 2018 and the first quarter of 2019, we significantly reduced services to low margin customers, cutting approximately 15,000 low revenue subscribers in total, in order to enhance our long-term profitability. In the second quarter of 2019, we executed our plans and returned to subscriber growth of about 4% quarter-over-quarter. We expect to continued momentum in our service subscriber growth going forward.

For the remainder of 2019, we continue to expect double-digit growth in our overall business comparing same period in 2018, with accelerating growth on our top line and continuing investment in new products and solutions, particularly for the North American market.”

Second Quarter 2019 Financial Summary Compared to Second Quarter 2018

(in millions, except per share amounts)	June 30, 2019	June 30, 2018
Total Revenues	$21.4	$19.7
Service Revenues	$12.5	$13.2
Operating Income (% of Revenue)	$1.8 (8%)	$2.8 (14%)
Diluted Earnings per Share (EPS)	$0.13	$0.23
Non-GAAP Diluted EPS	$0.22	$0.30
Net Income	$1.1	$1.9
EBITDA	$2.9	$3.4

First Half 2019 Financial Summary Compared to First Half 2018

(in millions, except per share amounts)	June 30, 2019	June 30, 2018
Total Revenues	$39.7	$40.6
Service Revenues	$24.9	$27.0
Operating Income (% of Revenue)	$3.0 (8%)	$5.3 (13%)
Diluted Earnings per Share (EPS)	$0.20	$0.44
Non-GAAP Diluted EPS	$0.42	$0.60
Net Income	$1.7	$3.7
EBITDA	$4.8	$6.7

Revenues from services decreased 5% to $12.5 million as compared to $13.2 million in the second quarter of 2018. In constant currency terms, revenues from services increased by 5%. Revenues from products increased by 36% as reported in the second quarter of 2019 to $8.9 million from $6.6 million in the second quarter of 2018. In constant currency terms, revenues from products increased by 37%. The currency exchange rate impact on total revenues for the second quarter of 2019 compared to the second quarter of 2018 was approximately $1.5 million. The currency exchange rate impact on operating income for the second quarter of 2019 compared to the second quarter of 2018 was immaterial.

Conference Call Information

As previously announced, Pointer Telocation’s management will host a conference call today, at 10:00 a.m. Eastern Time, 3:00 p.m. UK time, 5:00 p.m. Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-877-407-0789 or 1-201-689-8562

From Israel 1-809-406-247

From the UK 0-800-756 -3429

A replay will be available a few hours following the call on the company’s website for one year.

Reconciliation between results on a GAAP and Non-GAAP basis

A reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA, adjusted EBITDA, Non-GAAP operating income, Non-GAAP net income and presentation of results in a constant currency based on the local currencies in which operations are conducted prior to giving effect to exchange rates into U.S. dollars as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets. Pointer calculates adjusted EBITDA by adding back to EBITDA Stock-based compensation expenses and acquisition related costs. Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock-based compensation expenses, amortization of long-lived assets and losses and acquisition related costs. Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock-based compensation expenses, amortization of long lived assets, non-cash tax expenses and acquisition related costs.

Pointer calculates results on a constant currency based on the local currencies on a nominal value, without giving effect to conversion into U.S. dollar.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results and to neutralize fluctuations in local currencies against the dollar.

EBITDA, Adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis are provided to investors to complement the results provided in accordance with GAAP, as management believes these measures help to illustrate underlying operating trends in the Company’s business and uses these measures to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these Non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA, adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses increasing traction in the North America market, potential acceleration of efforts with I.D. Systems, full integration of the companies’ businesses and timing of closing of the acquisition transaction with I.D. Systems, continued positive momentum in Brazil, other Latin America markets and in the number of service subscribers and rates of top and bottom line growth for the remainder of 2019 as well as continued investment in products and solutions, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2019	December 31, 2018
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,698	8,528
Trade and unbilled receivables	17,688	13,902
Other accounts receivable and prepaid expenses	5,484	3,362
Inventories	7,668	6,432

Total current assets	37,538	32,224

LONG-TERM ASSETS:
Long-term loan to related party	1,022	948
Long-term unbilled and other accounts receivable	940	1,258
Severance pay fund	3,382	3,038
Property and equipment, net	6,236	5,915
Other intangible assets, net	1,073	1,229
Goodwill	39,044	37,538
Deferred tax asset	7,856	7,934
Operating lease right-of-use asset	3,280	-

Total long-term assets	62,833	57,860

Total assets	100,371	90,084

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	2,068	2,354
Trade payables	8,605	5,743
Deferred revenues and customer advances	769	785
Other accounts payable and accrued expenses	8,943	8,490

Total current liabilities	20,385	17,372

LONG-TERM LIABILITIES:
Long-term loans from banks	1,933	2,685
Deferred taxes and other long-term liabilities	343	360
Accrued severance pay	3,751	3,531
Operating lease liability	3,300	-

Total long term liabilities	9,327	6,576

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital	6,059	6,050
Additional paid-in capital	130,802	130,309
Accumulated other comprehensive income	(5,762)	(8,151)
Accumulated deficit	(60,547)	(62,278)

Total Pointer Telocation Ltd.’s shareholders’ equity	70,552	65,930

Non-controlling interest	107	206

Total equity	70,659	66,136

Total liabilities and equity	100,371	90,084

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except for share and per share information

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited
Revenues:
Products	14,810	13,637	8,918	6,578	25,243
Services	24,891	26,986	12,525	13,162	52,543

Total revenues	39,701	40,623	21,443	19,740	77,786

Cost of revenues:
Products	9,892	8,188	6,109	3,963	15,104
Services	10,727	11,148	5,511	5,438	21,674

Total cost of revenues	20,619	19,336	11,620	9,401	36,778

Gross profit	19,082	21,287	9,823	10,339	41,008

Operating expenses:
Research and development	2,641	2,359	1,370	1,122	4,707
Selling and marketing	7,513	7,545	3,855	3,677	14,560
General and administrative	5,038	5,548	2,452	2,661	11,169
Amortization of intangible assets	173	248	78	121	456
One-time acquisition related costs	711	262	260	-	300

Total operating expenses	16,076	15,962	8,015	7,581	31,192

Operating income	3,006	5,325	1,808	2,758	9,816
Financial expenses, net	365	666	145	332	1,133
Other expenses (income)	(8)	15	(8)	-	3

Income before taxes on income	2,649	4,644	1,671	2,426	8,680
Taxes on income	973	950	596	501	1,753

Net income	1,676	3,694	1,075	1,925	6,927

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	0.21	0.46	0.13	0.24	0.85

Diluted net earnings per share	0.20	0.44	0.13	0.23	0.84

Weighted average -Basic number of shares	8,162,950	8,066,698	8,188,475	8,073,665	8,099,952

Weighted average – fully diluted number of shares	8,360,140	8,257,968	8,393,890	8,221,373	8,279,562

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	1,676	3,694	1,075	1,925	6,927
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,746	1,345	1,068	627	2,571
Accrued interest and exchange rate changes of debenture and long-term loans	(99)	25	(37)	24	(20)
Accrued severance pay, net	(142)	46	(27)	(32)	71
Gain from sale of property and equipment, net	(36)	(49)	(20)	(22)	(101)
Stock-based compensation	471	386	125	244	1,198
Decrease (increase) in trade and unbilled receivables, net	(3,310)	(788)	(2,517)	200	(1,121)
Increase in other accounts receivable and prepaid expenses	(2,214)	(1,370)	(1,362)	(749)	(855)
Decrease (increase) in inventories	(1,359)	751	(557)	541	(56)
Decrease (increase) in deferred income taxes	385	341	266	186	779
Decrease (increase) in long-term unbilled and other accounts receivable	381	(202)	(173)	(360)	220
Increase (decrease) in trade payables	2,496	247	3,292	358	48
Increase (decrease) in other accounts payable and accrued expenses	1,117	(382)	250	(1,214)	(1,064)

Net cash provided by operating activities	1,112	4,044	1,383	1,728	8,597

Cash flows from investing activities:
Purchase of property and equipment	(1,507)	(1,633)	(977)	(674)	(2,721)
Proceeds from sale of property and equipment	36	49	20	22	101

Net cash used in investing activities	(1,471)	(1,584)	(957)	(652)	(2,620)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited

Cash flows from financing activities:

Repayment of long-term loans from banks	(1,585)	(2,645)	(367)	(1,294)	(5,078)
Proceeds from issuance of shares and exercise of options, net of issuance costs	20	80	20	76	89
Short-term bank credit, net	546	79	32	21	32

Net cash used in financing activities	(1,019)	(2,486)	(315)	(1,197)	(4,957)

Effect of exchange rate on cash and cash equivalents	(453)	(181)	(288)	(477)	133

Decrease in cash and cash equivalents	(1,831)	(207)	(177)	(598)	1,153
Cash and cash equivalents at the beginning of the period	8,529	7,375	6,875	7,766	7,375

Cash and cash equivalents at the end of the period	6,698	7,168	6,698	7,168	8,528

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION
U.S. dollars in thousands, except share and per share data

The following table reconciles GAAP to non-GAAP operating results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018

GAAP gross profit	19,082	21,287	9,823	10,339	41,008
Stock-based compensation expenses	61	33	27	24	104
Non-GAAP gross profit	19,143	21,320	9,850	10,363	41,112

GAAP operating income	3,006	5,325	1,808	2,758	9,816
Stock-based compensation expenses	471	386	125	244	1,198
Amortization and impairment of long lived assets	173	248	78	121	456
Acquisition related one-time costs	711	262	260	-	300
Non-GAAP operating income	4,361	6,221	2,271	3,123	11,770

GAAP net income	1,676	3,694	1,075	1,925	6,927
Stock-based compensation expenses	471	386	125	244	1,198
Amortization and impairment of long lived assets	173	248	78	121	456
Non cash tax expenses	449	375	283	204	759
Acquisition related one-time costs	711	262	260	-	300
Non-GAAP net income	3,480	4,965	1,821	2,494	9,640

Non-GAAP net income per share from continuing operations - Diluted	0.42	0.60	0.22	0.30	1.16
Non-GAAP weighted average number of shares - Diluted*	8,360,140	8,257,968	8,393,890	8,221,373	8,279,562

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018

GAAP Net income as reported:	1,676	3,694	1,075	1,925	6,927

Financial expenses, net	365	666	145	332	1,133
Tax on income	973	950	596	501	1,753
Depreciation, amortization and impairment of goodwill and intangible assets	1,746	1,345	1,068	627	2,571

EBITDA	4,760	6,655	2,884	3,385	12,384

Stock-based compensation expenses	471	386	125	244	1,198

Acquisition related costs	711	262	260	-	300

Adjusted EBITDA	5,942	7,303	3,269	3,629	13,882

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10

Company contact:	Investor Relations Contact at Hayden IR, LLC:

Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-5723111	Tel: 646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

Dave Fore
Tel: 206-395-2711
E-mail: dave@haydenir.com